                                                                  Exhibit (A) 17


                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY




STEPHEN BANK.
                                             Civil Action No. 1948l-NC
                       Plaintiff,

            -against-

MCAFEE.COM CORP., SRIVATS SAMPATH,
GEORGE SAMENUK, STEPHEN C. RICHARDS,
RICHARD M. SCHELL, FRANK C. GILL
and NETWORKS ASSOCIATES INC.

                       Defendants.



EZRA BIRNBAUM,
                                             Civil Action No. 19482-NC
                       Plaintiff,

            -against-

SRIVATS SAMPATH,  FRANK GILL, GEORGE
SAMENUK. STEPHEN RICHARDS, RICHARD
SCHELL, MCAFEE.COM CORPORATION, AND
NETWORKS ASSOCIATES INC.

                       Defendants.

CARL BROWN,
                                             Civil Action No. 19483-NC

                       Plaintiff,

            -against-

SRIVATS SAMPATH, FRANK GILL, GEORGE
SAMENUK, STEPHEN RICHARDS, RICHARD
SCHELL, MCAFEE.COM CORPORATION, AND
NETWORKS ASSOCIATES INC.

                         Defendants.


               FIRST AMENDED SHAREHOLDERS' CLASS ACTION COMPLAINT

      Plaintiffs, by their attorneys, for their complaint against defendants, allege upon personal knowledge with respect to paragraph 7, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

      1. This is a stockholders' class action on behalf of the public stockholders of McAfee.com Corp. ("McAfee" or the "Company") to enjoin the proposed acquisition of the publicly owned shares of McAfee's common stock by its controlling shareholder, defendant Networks Associates Inc. ("Network").

      2. On March 18, 2002, McAfee announced that Network had offered to acquire all of the outstanding shares of McAfee, it did not already own, for .675 shares (the "Exchange Ratio") of Network common stock for each McAfee share owned by the public shareholders. This represented approximately $18.64 per share of each McAfee share, based on the closing price of each company's shares on March 15, 2002 (the "Tender Offer"). Network, which already owns 100% of the outstanding shares of Class B common stock and a majority of the voting power, plans to effectuate a short-form merger in the event it obtains over 90% ownership as a result of the Tender Offer (the "Merger") (together, the Exchange Offer and the Merger are referred to as the "Proposed Transaction"), effectively meaning that only 60% of the publicly held shares of McAfee need to be tendered under the terms of the Proposed Transaction to effectuate the Merger. Significantly, Network has precipitously launched the Tender Offer without awaiting a recommendation from or engaging in any negotiations with any special committee of the Board of Directors of McAfee (even assuming that a properly constituted special committee could have been formed). Moreover, there can be no effective market check on the Tender offer since Network has publicly stated that it has no intention to sell its shares of McAfee Class B common stock.

      3. Between the announcement of the Tender Offer and the filing of the Registration Statement, Network announced that "the staff of the SEC has commenced a `Formal Order of Private Investigation.'" Network attempted to downplay the significance of the inquiry claiming that it believed "the inquiry is focused on our accounting practices during the 2000 fiscal year. But the SEC may look at other periods. Although we cannot predict how long it will take to resolve, we intend to work cooperatively with the SEC staff in connection with this inquiry." The market, however, reacted sharply to the news as the price of Network common stock has declined precipitously. In fact. as of the close of trading on April 1, 2002, the price of Network common stock has declined such that the Tender Offer no longer offers a premium to the minority shareholders of McAfee, but in fact would result in an 8% discount or approximately $1.34 less than the trading price on April 1, 2002.

      4. The consideration that Network has offered to members of the Class (as defined below) in the Tender Offer is unfair and inadequate because, among other things, the intrinsic value of McAfee's publicly owned stock is materially in excess of the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value and future profitability.

      5. Importantly, the documents disseminated to McAfee's public shareholders in connection with the transaction, including the Form S-4 Registration Statement (the "Registration Statement"), are materially false and misleading and fail to provide McAfee's minority shareholders with essential and meaningful information they need to assess the fairness and reasonableness of the proposed transaction. In particular, in a transaction such as the one at issue here, the majority shareholder bears the burden of making complete disclosure of all material facts relevant to the minority shareholders' decision whether to accept the consideration offered. Among other things, in connection with the Registration Statement, Network has violated its disclosure obligations by:

      -- failing to disclose the true facts and importance of the accounting irregularities currently under investigation by the S.E.C.;

      -- failing to disclose that the Exchange Ratio, rather than offering a premium to the closing price of Network and McAfee common stocks, reflects a discount of 8% for the public shareholders of McAfee;

      -- failing to disclose that since the announcement of the Tender Offer, McAfee common stock has traded at prices higher than the price implied by the Exchange Ratio provided in the Proposed Transaction;

      -- failing to disclose that except for the two months immediately preceding the announcement of the Tender Offer, McAfee common stock traded on average at prices substantially higher than the effective price provided by the Proposed Transaction;

      -- failing to disclose that Network has timed the Tender Offer to strategically occur before McAfee can benefit from the growth in its business from the increase in its subscriber base that should result, beginning in mid April, from McAfee's new market through Microsoft's 100 million PassPort users:

      -- failing to disclose that Network has timed the tender Offer to occur before McAfee can announce a new cable modem deal which has already been reached and will add substantially to revenues and profits;

      --falsely stating that the Proposed Transaction "is strategically and operationally compelling. Among other things, a recombination will allow for a more targeted market approach, particularly in the consumer and small to medium-sized business markets for our products, and will serve to reduce or eliminate market, customer and brand confusion due to similarities in our products, customers and Web sites;"

      -- failing to disclose that the premium implied by the Exchange Ratio is materially inadequate in comparison to comparable transactions;

      -- failing to disclose detailed projections for McAfee and Network;

      -- failing to disclose Network's basis for the Exchange Ratio or the valuation methodologies used in determining the exchange ratio;

      -- failing to disclose Network's assessment of whether the Proposed Transaction is fair and failing to provide a reasonably detailed discussion regarding the bases for such assessment;

      -- creating a false impression in connection with the Proposed Transaction that a "Special Committee" of McAfee directors has the authority and ability to protect the interests of the McAfee minority stockholders; and

      -- failing to disclose information regarding the analyses and conclusions of J.P. Morgan, Network's financial advisor, with respect to the Tender Offer.

      6. In sum, Network is attempting to acquire McAfee's public shareholders' financial stake without affording them fair consideration for their shares and without full and candid disclosures. Injunctive relief in this action is essential to protect the interests of

McAfee's minority shareholders.

                                   THE PARTIES

      7. Plaintiffs have been the owners of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

      8. Defendant McAfee is a corporation duly organized and existing under the laws of the State of Delaware. McAfee is a security application service provider, or ASP, delivering security applications software and related services through an Internet browser. The McAfee applications allow users to detect and eliminate viruses on their PCs, repair their PCs from damage caused by viruses, optimize their hard drives and update their PCs' virus protection system with current software patches and upgrades. McAfee also offers customers access to McAfee.com Personal Firewall, McAfee.com Wireless Security Center and McAfee.com Internet Privacy Service.

      9. Defendant Network is a corporation duly organized and existing under the laws of Delaware. Network is a leading supplier of network security and network management solutions comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security; and Magic Solutions, a leader in innovative service management solutions. Network conducts business in the United States, Europe, Japan, Canada, Asia-Pacific and Latin America. Network owns 100% of McAfee's Class B common stock. The Class B common stock currently represents 75% of the economic interest in, and approximately 90% of the total voting power of, McAfee. McAfee's Class B common stock is identical to its Class A common stock, except that the Class A common stock has one vote per share and the Class B common stock has three votes per share and the Class B common stock is convertible at any time into shares of Class A common stock.

      10. Defendant George Samenuk is a director of the Company. He is also Chief Executive Officer and Chairman of the Board of Network.

      11. Defendant Stephen C. Richards is a director of the Company. He is also Chief Financial Officer and CEO of Network.

      12. Defendant Srivats Sampath is Chairman of the Board and Chief Executive Officer of the Company.

      13. Defendant Frank C. Gill is a director of the Company.

      14. Defendant Richard M. Schell is a director of the Company.

      15. The defendants named in paragraphs 10 through 14 (the "Individual Defendants") are in a fiduciary relationship with plaintiffs and the other public stockholders of McAfee and owe them the highest obligations of good faith and fair dealing.

      16. Defendant Network, through its approximately 75% ownership of McAfee, 90% voting control and having persons affiliated with it on McAfee's board, controls McAfee. As such, defendant Network is in a fiduciary relationship with plaintiffs and the other public stockholders of McAfee and owes them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

      17. Plaintiffs bring this action on their own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all McAfee stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

      18. This action is properly maintainable as a class action,

      19. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

      20. There are questions of law and fact which are common to the Class including, inter alia, the following:

            (a) whether Network and the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiffs and the members of the Class;

            (b) whether plaintiffs and the other members of the Class will be damaged irreparably by defendants' conduct as alleged herein.

      21. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs will fairly and adequately represent the Class.

      22. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

      23. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

A.    BACKGROUND

      24. McAfee was previously a wholly owned subsidiary of Network. In December 1990, McAfee completed the initial public offering of approximately 17% of its total outstanding common stock at a price of $12 per share.

      25. Network originally formed McAfee as a separate consumer-focused company, among other reasons, to: (i) address the risk that new or existing competitors would utilize the Internet to supplant sales of Network's traditional boxed software products, particularly McAfee anti-virus products;
(ii) establish an environment specifically focused on creating the ASP business model and developing the related technology and IT infrastructure; (iii) provide greater operating and financial visibility for the McAfee business, which was expected to and did incur significant losses in 1999 and 2000 and a smaller level of losses in 2001; and (iv) capitalize, through continued majority ownership of McAfee, on the higher financial market valuations given at the time to Internet-based companies, particularly consumer-focused Internet companies.

      26. In connection with its formation, McAfee and Network entered into a number of agreements. The most significant of these agreements is the technology cross-license agreement in which the parties agreed that, among other things:
(i) McAfee.com could utilize Network Associates' technology to offer single-user consumer licenses for products and services sold over the Internet or for Internet-based products and licensing of the technology to original equipment manufacturers, or OEMs, for sale to individual consumers; and (ii) Network Associates retained the right to sell "shrink-wrapped" boxed products incorporating the licensed technology through non-online distribution channels.

      27. In March 2001, Network and McAfee entered into reseller agreements, under which the parties agreed that McAfee may resell Network Associates products to business customers, except in Japan, and Network may resell McAfee products to OEMs and end-users, including consumers, directly or through other ASPs.

B.    NETWORK DECIDES TO PURCHASE MCAFEE'S PUBLIC SHARES

      28. On February 27, 2002, members of Network's senior management met with representatives of J.P. Morgan Securities Inc. ("J.P. Morgan") and Network's outside counsel, Wilson Sonsini Goodrich & Rosati, to consider the possible recombination of Network and McAfee. Network subsequently retained JPMorgan to act as its financial adviser in connection with the Tender Offer and Merger.

      29. Over the next several weeks, Network's senior management continued to consult with JPMorgan and outside counsel regarding the possible recombination and senior management continued to review the merits of a recombination as compared to McAfee.com remaining a separate public company.

      30. On March 12, 2002, Stephen Richards and Evan Collins, respectively Network and McAfee's chief financial officers, had a telephone conversation regarding McAfee's operating results. In this conversation, Mr. Collins informed Mr. Richards of McAfee's performance to date for the quarter ending March 31, 2002.

      31. At a meeting of Network's board of directors held on March 16, 2002, the Network directors considered and unanimously approved the offer and merger.

      32. On March 16, 2002, defendant Samenuk, as chairman and chief executive


                                      -lO-
officer of Network and the chairman of McAfee's board of directors, held a telephonic conversation with McAfee's purportedly outside directors and defendant Sampath to inform them of the offer and merger. Shortly thereafter, Network issued a press release announcing the Proposed Transaction. Thereafter, defendant Samenuk delivered a letter on Network letterhead to each of the McAfee directors who were not members of Network's board or management stating that the Proposed Transaction "is strategically and operationally compelling. Among other things, a recombination will allow for a more targeted market approach, particularly in the consumer and small to medium-sized business markets for our products, and will serve to reduce or eliminate market, customer and brand confusion due to similarities in our products, customers and Web sites." In the letter defendant Samenuk further claimed that the Tender Offer "is being made directly to McAfee.com's stockholders and we believe that it should be well received by them. As noted, our offer represents a meaningful premium to your market price. Furthermore, McAfee.com stockholders, through their ownership of Network Associates common stock, will continue to participate in McAfee.com's business and will also participate in our other businesses."

      33. On March 18, 2002, McAfee announced that the board of directors of McAfee had formed a special committee of purportedly independent outside directors to review and evaluate McAfee's options and make recommendations to the McAfee board of directors. On March 25, 2002 the McAfee special committee publicly indicated that it believed the tender Offer was inadequate from a financial point of view.

      34. On March 26, 2002, before the filing of the Registration Statement for the Tender Offer, Network announced that the staff of the SEC had commenced a "Formal Order of

Private Investigation." Network stated that "We believe the inquiry is focused on our accounting practices during the 2000 fiscal year, but the SEC may look at other periods. Although we cannot predict how long it will take to resolve, we intend to work cooperatively with the SEC staff in connection with this inquiry." In response to this announcement, the trading price of Network common stock decline precipitously.

      35. Nevertheless, on March 29, 2002, Network filed its Registration Statement on form S-4 with the SEC to complete the proposed Transaction.

      36. The Registration Statement and letter to McAfee and the press releases were false and misleading, because as further alleged herein, the Registration Statement failed to disclose fully and fairly all material information regarding the prospects and value of both Network and McAfee so that the McAfee minority shareholders can make an informed decision whether or not to tender their shares into the Tender Offer. Moreover, the Tender Offer and merger were not designed to afford the minority McAfee shareholders the opportunity to continue to participate in McAfee.com's business, but were designed by Network to usurp the intrinsic value of the Company and to deprive the public shareholders of the benefits of the growth produced by McAfee's new lines of business.

C.    THE PROPOSED TRANSACTION UNDERVALUES MCAFEE

      37. The consideration to be paid to Class members in the Proposed Transaction 1s unconscionable and unfair and grossly inadequate because, among other things, the intrinsic value of McAfee's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price and the Company's prospects for future growth and earnings.

      38. Network unfairly timed the Proposed Transaction to take advantage of the recent decline in the market price of McAfee's stock relative to the trading price of Network common stock. The Proposed Transaction was further purposefully timed to occur before McAfee could benefit from the growth in its business from the increase in its subscriber base that should result, beginning in mid April, from McAfee's new market through Microsoft's 100 million PassPort users and before McAfee could announce a new cable modem deal which has already been reached and will add substantially to revenues and profits. In fact, these new business opportunities have led one financial analyst to report that McAfee's revenues and earnings should surpass those of Network within four years. In sum, the Tender Offer has the effect of capping the market for McAfee's stock to facilitate Network's plan to obtain the public interest in McAfee as cheaply as possible, so it could reap the benefits of McAfee's anticipated growth.

      39. The Tender Offer, which values the shares of McAfee according to the Registration Statement at $18.64 per share, purportedly represents a paltry 20% premium based on the closing price of McAfee and Network common stock on March 15,2002, the day before the Tender Offer was delivered to the McAfee board. In fact, due to the absence of any guarantees as to price, based upon the closing price of McAfee and Network on April 1, 2002, the Tender Offer values the shares of McAfee at $15.96, an 8% discount to the trading price of McAfee common stock.

      40. Significantly, the Registration Statement omits well-established yardsticks by which to measure the import of the meager premium, that is of course only as of March 15, 2002, as it is now a discount. For example, missing from the Registration Statement is any "minority squeeze-out analysis." Such standardized investment banking methodology, which is customarily utilized in freeze-out transactions such as the one here, would show that the minimum reasonable premium for McAfee's public shares would be in the 20-30% range at the trading price as of the effective date of the Registration Statement. Under such an analysis, it is clear that the Exchange Ratio and the premium it represented as of March 15, 2002 fail substantially short of the fair value of the Company's shares. This failure to disclose that the premium is low as compared to other comparable freeze-out transactions is highly material. Network has failed to disclose whether a minority squeeze-out analysis was performed and, if one was performed, what the results were. Alternatively, if such an analysis was not performed, Network has failed to advise the Class as to the lack of such an analysis and the reason why it was not undertaken. The omission of this material information disables McAfee's public shareholders from making an informed judgment on value.

      41. Furthermore, based on premiums paid in comparable transactions, the Exchange Ratio is grossly inadequate. For example an analysis of ail merger transactions involving public companies in 2000 indicates an average premium paid over the five days preceding the announcement of the transaction of 41%: an analysis of all merger transactions involving public companies in 2001 indicates an average premium paid over the five days preceding the announcement of the transaction of 46.9%: an analysis of all merger transactions involving stock-for-stock mergers of public companies over the last two years indicates an average premium paid over the five days preceding the announcement of the transaction of 37.0%; an analysis of all merger transactions involving public companies over the past two years in which the seller's stock price is $l0-$25 indicates an average premium paid over the five days preceding the announcement of the transaction of 38.8%; an analysis of all merger transactions involving public companies in the last two years in which the transaction value is greater than $500 million indicates an average premium paid over the five days preceding the announcement of the transaction of 38.2%. Under each of these analyses, the premium offer by the Exchange Ratio is grossly inadequate.

      42. Also demonstrative of the inadequacy of the Exchange Ratio is the recent transaction between Sabre Holdings Corp. ("Sabre") and Travelocity.com, Inc.("Travelocity"). Sabre is a travel industry services provider, which like Network, owned a majority interest in a related internet based business in Travelocity. Like Network, Sabre determined that market conditions made an acquisition of the publicly held shares of its internet subsidiary highly desirable. Therefore, Sabre announced a tender offer for the publicly held shares of Travelocity at $23, purportedly a 20% premium to Travelocity's trading price. The next day, Travelocity's common stock jumped above the tender offer price. Consequently, Sabre was forced to increase its offer by an additional 22% to $28.00 a share, representing more than a 44% premium to the price of Travelocity shares immediately prior to the announcement of the tender offer. None of this information appears in the Registration Statement, thereby disabling Class members from drawing any relevant comparisons to other deals. By discussing the purported and now non-existent premium in the Proposed Transaction, Network assumed the duty to make full disclosure of relevant data putting the premium in perspective. Failure to do so makes the Registration Statement materially false and misleading.

      43. Furthermore, the purported 20% premium does not reflect the inherent value of the recent additions to McAfee's business prospects with the introduction of the markets represented by the 100 million Microsoft Passport users and the unannounced cable modem agreement. Under the control and with the approval of Network, McAfee has expanded its near term business prospects to the extent that some financial analysts believe that McAfee's revenues and income could surpass network's within four years. These increases in McAfee's near term business prospects are not accounted for in the Exchange Ratio.

      44. The Proposed Transaction is a blatant attempt by Network to usurp unfairly from the McAfee minority stockholders their proportionate interest in McAfee's current value and in the future growth in McAfee's business and future gains in McAfee stock. The Proposed Transaction, for grossly inadequate consideration, will deny plaintiffs and the other members of the class of their right to share proportionately in McAfee's real current value and in the future success of McAfee.

      45. Plaintiffs and all other minority stockholders of McAfee will be damaged in that they will not receive in the Proposed Transaction their fair portion of the value of McAfee. The Exchange Ratio is unfair and grossly inadequate from both a financial and process perspective. From a financial perspective, the fair value of McAfee common stock, as determined by any objective valuation measure is materially in excess of the value of the consideration being offered by Network. The purported, and now non-existent, "premium" is totally inadequate by reference to any standardized benchmark used for comparison. The Proposed Transaction does not offer consideration approaching McAfee's going concern value.

      46. Moreover, because the Proposed Transaction provides no protection to McAfee shareholders against a further precipitous drop in the price of Network shares, such as a minimum floor on the Exchange Ratio, the McAfee shareholders are at a serious risk of having the consideration to be received decimated by any further negative news regarding Network's business.

      47. From a process perspective, Network has decided to proceed with the Exchange Offer, unilaterally dispensing with the usual procedure of first obtaining Special Committee approval. Network determined the Exchange Ratio on its own without negotiating with anyone purporting to represent the interests of the minority shareholders. This defective process has directly contributed to the unfair and grossly inadequate Exchange Ratio. Network has further publicly stated that it has no intention of selling its shares of McAfee Class A common stock to any third parties, effectively preventing any auction or other means for the market to openly and fairly value the Company. Moreover, such a sale would be virtually impossible since network owns all of the technology marketed by McAfee, and in fact owns all of the rights to the trade name of McAfee.

D. DEFENDANTS FAIL TO DISCLOSE ALL MATERIAL INFORMATION NEEDED BY THE MCAFEE MINORITY STOCKHOLDERS TO MAKE INFORMED DECISIONS REGARDING THE TENDER OFFER AND THE MERGER

      48. Network has a duty to disclose fully and fairly all material information regarding the Prospects and value of both McAfee and Network so that the McAfee minority shareholders can make an informed decision whether or not to tender their shares into the Tender Offer.

      49. The Registration Statement provides wholly inadequate information regarding the value, results, operations and prospects of McAfee and the value, results, operations and prospects of Network. Given that the consideration in the Proposed Transaction is shares of Network common stock, Network's business, prospects and financial condition are material to the McAfee minority stockholders, as Network itself admits in the Registration Statement. The Registration Statement fails, however, to provide even minimal information needed for the McAfee minority shareholders to make an informed decision regarding the Exchange Offer.

      5O. For example, the Registration Statement contains no financial projections for McAfee and Network. Although the Registration Statement contains a section purportedly devoted to financial forecasts, that section merely contains limited information regarding 2002 and Network's views on the challenges facing the industry in general, without disclosing any multi-year projections and/or the underlying assumptions which would be used to generate such projections. To be truly meaningful to the McAfee minority stockholders, who will be receiving stock of Network in the Tender Offer, multi-year projections for McAfee and Network should be disclosed and the details regarding and the assumptions underlying such projections must be provided, and any differences in assumptions and methodologies expressly noted.

      51. Network no doubt has in its possession detailed stand-alone projections for both McAfee and Network. Any projections relied upon or created by Network and/or

McAfee in connection with the Proposed Transaction are material to the McAfee stockholders and, therefore, must be disclosed.

      52. Moreover, the Registration Statement does not even disclose Network's own bases for the Exchange Ratio or the valuation methodologies used by Network determining the Exchange Ratio.

      53. The Registration Statement fails to provide McAfee shareholders with any adequate discussion of the risks inherent in exchanging their shares for Network shares when Network is being investigated by the SEC. As the Exchange Ratio provides no downside protection for the McAfee shareholders in the event of further revelations emerging regarding accounting irregularities at Network, McAfee shareholders are entitled to a full delineation of the matter under SEC inquiry and the potential damage to Network's share value of a negative conclusion from the inquiry.

      54. A summary of the misrepresentations and omissions in the Registration Statement is as follows:

      -- failing to disclose the true facts and importance of the accounting irregularities currently under investigation by the S.E.C.;

      -- failing to disclose that the Exchange Ratio, rather than offering a premium to the closing price of Network and McAfee common stocks, reflects a discount of 8% for the public shareholders of McAfee;

      -- failing to disclose that since the announcement of the Tender Offer, McAfee common stock has traded at prices higher than the price implied by the Exchange Ratio provided in the Proposed Transaction;

      -- failing to disclose that except for the two months immediately preceding the announcement of the Tender Offer, McAfee common stock traded on average at prices substantially higher than the effective price provided by the Proposed Transaction;

      -- failing to disclose that Network has timed the Tender Offer to strategically occur before McAfee can benefit from the growth in its business from the increase in its subscriber base that should result, beginning in mid April, from McAfee's new market through Microsoft's 100 million Passport users;

      -- failing to disclose that Network has timed the tender Offer to occur before McAfee can announce a new cable modem deal which has already been reached and will add substantially to revenues and profits;

      -- falsely stating that the Proposed Transaction "is strategically and operationally compelling. Among other things, a recombination will allow for a more targeted market approach, particularly in the consumer and small to medium-sized business markets for our products, and will serve to reduce or eliminate market, customer and brand confusion due to similarities in our products, customers and Web sites;"

      -- falsely stating that the Proposed Transaction provides that McAfee minority shareholders "will continue to participate in McAfee.com's business""

      -- failing to disclose that the premium implied by the Exchange Ratio is materially inadequate in comparison to comparable transactions;

      -- failing to disclose all material information regarding the value, results, operations and prospects of McAfee and Network;

      -- failing to disclose detailed projections for McAfee and Network;

      -- failing to disclose Network's basis for the Exchange Ratio or the valuation methodologies used in determining the exchange ratio;

      -- failing to disclose Network's assessment of whether the Proposed Transaction is fair and a reasonably detailed discussion regarding the bases for such assessment;

      -- creating a false impression in connection with the Proposed Transaction that a "Special Committee" of McAfee directors has the authority and ability to protect the interests of the McAfee minority stockholders; and

      -- failing to disclose information regarding the role, analyses and conclusions of J.P. Morgan, Network's with respect to the Tender Offer.

      55. Network is the majority owner of McAfee and is, therefore, well aware of the status of McAfee's new business ventures and future business prospects. In making its inadequate offer to acquire the publicly owned stock of McAfee, Network has tried to take advantage of the fact that the market price of McAfee stock does not fully reflect the progress and inherent and future value of the Company.

      56. The intrinsic value of the stock of McAfee is materially in excess of the value produced by the Exchange Ratio, giving due consideration to the prospects for growth and profitability of McAfee in light of its business, earnings and earnings power, present and future; the Exchange Ratio offers an inadequate premium to the public stockholders of McAfee; and the Exchange Ratio is not the result of arm's-length negotiations, but was fixed arbitrarily by Network to "cap" the market price of McAfee stock, as part of its plan to obtain complete ownership of McAfee's assets and business at the lowest possible price.

      57. Because Network is in possession of proprietary corporate information concerning McAfee's future financial prospects, the degree of knowledge and economic power between Network and the class members is unequal, making it grossly and inherently unfair for Network to obtain the remaining 25% of McAfee's shares at the unfair and inadequate consideration it has proposed with inadequate disclosure.

      58. Because Network controls 75% of McAfee and exercises 90% voting control over McAfee, no auction or market check can be effected to establish McAfee's transactional worth, particularly in light of Network's announced refusal to sell its interest in McAfee. `Thus, Network has the power and is exercising its Rower to acquire McAfee's minority shares and dictate terms which are in Network's best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of McAfee's stock.

      59. All the Individual Defendants are affiliated with or beholden to Network. Thus, they are incapable and/or unwilling to take the measures necessary to protect the interests of McAfee's minority shareholders.

      60. Plaintiffs and the Class will suffer irreparable harm unless Network, with the acquiescence of the Individual Defendants, is enjoined from breaching its fiduciary duties to the Class and from carrying out its plan to deprive the minority shareholders of their fair proportionate interest in McAfee.

      61. Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

      WHEREFORE, plaintiffs demand judgment as follows:

      A. declaring this to be a proper class action;

      B. enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

      C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

      D. directing that defendants account to plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

      E. awarding to plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs' attorneys and experts; and

      F. granting such other and further relief as the Court deems appropriate.


 Dated: April 2, 2002

                                                     CHIMICLES & TIKEL, LLP
                                                     /s/ Pamela S. Tikellis
                                                         -----------------------
                                                     Pamela S. Tikellis
                                                     Robert J. Kriner, Jr.
                                                     Beth Deborah Savitz
                                                     One Rodney Square
                                                     P.O. Box 1035
                                                     Wilmington, Delaware 19899
                                                     (302) 656-2500

                                                 ROSENTHAL MONHAIT GROSS
                                                 & GODDESS, P.A.
                                                 Suite 1401, Mellon Bank Center
                                                 P.O. Box 1070
                                                 Wilmington, DE 19801
                                                 (302) 656-4433

                                                 Attorneys for Plaintiffs

 OF COUNSEL:

 FARUQI & FARUQI, LLP
 320 East 39th Street
 New York, New York 10016
 (212) 983-9330

 SCHIFFRIN & BARROWAY, LLP
 Three Bala Plaza East
 Suite 400
 Bala Cynwyd, PA 19106
 (610) 667-7706

 BERNSTEIN LIEBHARD & LIFSHITZ
 10 East 40th Street
 New York. NY 10016
 (212) 779-1414

                             CERTIFICATE OF SERVICE

      I, Pamela S. Tikellis, Esquire, do hereby certify that on this 2nd day of April, 2002, I caused two (2) copies of the within First Amended Shareholders' Class Action Complaint to be served on counsel for defendants by hand delivery addressed as follows:


Edward P. Welch, Esquire                          Kenneth J. Nachbar, Esquire
Skadden Arps Slate Meagher                        Morris Nichols Arsht & Tunnell
  & Flom, LLP                                     1201 North Market Street
One Rodney Square                                 Wilmington DE 19801
Wilmington, DE 19801


                                                   /s/ Pamela S. Tikellis
                                                   ------------------------
                                                   Pamela S. Tikellis